Correspondence

June 9, 2011

By Electronic Filing

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, DC 20549

Attention:	Jeffrey P. Riedler Assistant Director

Re:	AspenBio Pharma, Inc. Preliminary Proxy Statement Filed June 1, 2011 File No. 001-33675

Dear Mr. Riedler:

We are providing this response letter on behalf of AspenBio Pharma, Inc. (the “Company”) with respect to the Staff’s comment letter dated June 9, 2011, regarding the Company’s Preliminary Proxy Statement filed June 1, 2011 (the “Preliminary Proxy Statement”).  For your convenience, the Staff’s comment has been reproduced below, followed by the Company’s response.

Proposal Three, page 33

1.
Please revise your disclosure to describe any plans, arrangements or understandings, written or oral, relating to the issuance of any of the newly authorized shares that would be available as a result of the proposed reverse stock split.  If you have no such plans, arrangements or understandings, please revise your disclosure to so state.

RESPONSE:  The Company has no such plans, arrangements or understandings, and will add the following disclosure on page 35 of its definitive Proxy Statement for its 2011 Annual Meeting to reflect such fact.  The disclosure will be added as a stand-alone, one sentence paragraph in the initial portion of the Proposal Three disclosure.

“There are no plans, arrangements or understandings of the Company or between the Company and any other person relating to the issuance of any newly authorized shares of stock if the reverse stock split is approved by shareholders and implemented by the Board of Directors under such authority.”

*        *        *

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filing do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (215) 864-8631.

Sincerely,

/s/ Mary J. Mullany
Mary J. Mullany

MJM/cdr

cc:	Stephen T. Lundy

Jeffrey G. McGonegal

Atlanta | Baltimore | Bethesda | Denver | Las Vegas | Los Angeles | New Jersey | Philadelphia | Phoenix | Salt Lake City | San Diego | Washington, DC | Wilmington